October 15, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

       Re: Yuengling's Ice Cream Corp
           Form 10-KT for the Fiscal Year Ended December 31, 2023
           Filed September 11, 2024
           Amendment No. 1 to Form 8-K Filed April 30, 2024
           File No. 0-55398
Dear Richard Jordan:

        We have reviewed your September 11, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 12,
2024 letter.

Form 10-KT for the Fiscal Year Ended December 31, 2023
Consolidated Statements of Operations, page F-5

1.     Please provide the disclosures required by ASC 260-50-1.
Notes to Condensed Consolidated Financial Statements
Note 5 - Goodwill, page F-18

2. Please provide the disclosures required by ASC 805-10-50-2(h) for the acquisitions of
       Innovative Network Designs, LLC and Red Gear LLC.
General

3. We have reviewed your response to prior comment 1 and note your filing of the Form
       10-KT which provides audited financial statements to reflect the change in your fiscal
 October 15, 2024
Page 2

       year end to December 31. Please tell us when you plan to file your quarterly reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024 and September
       30, 2024 as it appears you have not met the reporting requirements under
Section 13
       or 15(d) of the Exchange Act.
Amendment No.1 to Form 8-K Filed April 30, 2024
Item 9.01 Financial Statements and Exhibits, page 2

4. Please revise to present your transaction accounting adjustments and/or autonomous entity adjustments as a separate column in your pro forma financial statements. Refer to Rule 8-05 of Regulation S-X.
       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services